1OTH FLOOR • TWO LEADERSHIP SQUARE
211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103
(405) 235-9621 • FAX (405) 235-0439
www.mcafeetaft.com
David J. Ketelsleger
Attorney At Law
Writer direct
(405) 552-2236
Fax (405) 228-7436
david.ketelsleger@mcafeetaft.com

January 7, 2009
United States Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Attention:	Steven I. Amchan
Attorney Adviser
Re:     OOK, Inc., et al., File No. 812-13504
Ladies and Gentlemen:
     This letter is in response to your comment letter of December 22, 2008 regarding the Application for an Order by OOK, Inc., OOK Advisors, LLC and ALPS Distributors, Inc. (the “Application”). Please be advised that our amendments to the Application may not mirror the requested language of a comment exactly, but reflect modified language which, we believe, enhances this disclosure. Following are our responses to your comments and are reflected in redlined format in the attached pdf of the Application:
General Comments
     1. In light of the revisions requested by various comments below, applicants may wish to consider deleting references to specific sections of the Application (See, e.g., pg. 6, second full paragraph, referring to sections II.K. and II.M.
We have deleted the references as suggested.
     2. On page 1, under “All communications and orders to,” please identify a contact(s) for receipt of communications. We note that as applicants, OOK, Inc., OOK Advisors, LLC and ALPS Distributors, Inc. will each receive a copy of any order issued by the Commission even if they are not specifically listed here.
We have made the requested change.
Specific Comments
     3. On page 2, please replace the first bullet point with:
The shares of OOK, Inc. (the “Initial Fund”) and any other future registered open-end investment company and its series that operate pursuant to the terms and conditions stated in this application (“Future Fund”, together with the Initial Fund, the “Funds”), to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”);
OKLAHOMA CITY      TULSA

We have made the requested change.
     4. On page 2, in the second bullet point, please insert “of the Funds (‘Fund Shares’)” after “shares.”
We have made the requested change.
     5. On page 2, in the third bullet point:
a.	please replace “Fund” in lines 1 and 2 with the plural “Funds”, and unless specifically requested otherwise (See, e.g., comment 14), please replace all subsequent references to “the Fund” with “the Funds”, “a Fund”, or “each Fund” as applicable; and

b.	please replace “the Fund’s exchange-traded shares” with “Fund Shares.”
We have made the requested changes.
     6. On page 2, in the fourth bullet point, please replace “shares” with the defined term “Fund Shares” and make conforming changes through page 5 of the application.
We have made the requested changes.
     7. On page 2, in the sixth bullet point, please replace “registered broker-dealer” with “broker-dealer registered under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’)” and delete “open-end” in the first line.
We have made the requested changes.
     8. On page 3, in the carryover paragraph at the top of the page, please replace clause (iii) with “(iii) with respect to the relief requested under Section 12(d)(1)(J), the requested exemption is consistent with the public interest and the protection of investors.”
We have made the requested change.
     9. On page 3, after the carryover paragraph at the top of the page, please insert:
All parties that currently intend to rely on the requested order are named Applicants. Any other party that relies on the order in the future will comply with the terms and conditions of this Application.
We have made the requested change.
     10. On page 3, in the carryover paragraph at the bottom of the page, in line 2, please replace “Commission” with “Securities and Exchange Commission (‘Commission’).”

We have made the requested change.
     11. On page 3, in the carryover paragraph at the bottom of the page, please revise the first sentence to read “...First Trust Exchange-Traded Fund, pursuant to their...”. Please make conforming changes to footnotes 1 and 2.
We have made the requested changes.
     12. On page 4, please delete the full sentence (and footnote 3).
We have made the requested change.
     13. On page 5, please delete the remainder of footnote 4 after the citation to the PADCO Advisers, Inc. Order.
We have made the requested change.
     14. On page 5, in the carryover paragraph at the bottom of the page:
a.	in lines 1, 2 and 4, please insert “Initial” before “Fund”; and

b.	in line 6, please replace “its shares (‘Fund Shares’)” with “Fund Shares.”
We have made the requested changes.
     15. On pages 5-6, in the carryover paragraph, please revise the last two sentences to read:
Fund Shares will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a market maker and maintain a market for Fund Shares (the “Market Maker”).
          Please replace all references to “Specialist” throughout the application with “Market Maker.” Please replace all references to the “AMEX” throughout the application with “an Exchange” or “the listing Exchange”, as appropriate.
We have made the requested changes.
     16. On page 6, in the second full paragraph:
a.	in line 1, please replace “Applicant believes” with “Applicants believe”;

b.	in line 7, please replace “Applicant has” with “Applicants have”; and

c.	in the last line, please replace “the SPADE Oklahoma Index” with “each Fund to its benchmark domestic equity securities index (‘Underlying Index’).”

We have made the requested changes.
     17. On page 6, in the carryover paragraph at the bottom of the page, in line 2, please replace “the SPADE Oklahoma” with “a Fund’s Underlying.”
We have made the requested change.
     18. On page 7, in the heading for subsection B, please insert “Initial” before “Fund.”
We have made the requested change.
     19. On page 7, in the first full paragraph:
a.	in line 1, please insert “Initial” before “Fund”;

b.	in line 2, please replace “The Fund will be” with “The Initial Fund is”; and

c.	please delete the last sentence.
We have made the requested changes.
     20. On page 7, please delete the second full paragraph.
We have made the requested change.
     21. On pages 7-8, in the carryover paragraph:
a.	in the first sentence, please insert “Funds, including the Initial” before “Fund”;

b.	in the third sentence, if accurate, please replace “will be registered as an ‘investment advisor’” with “is registered as an ‘investment adviser’”;

c.	please replace the fourth sentence with “The Advisor may enter into a sub-advisory agreement with one or more additional investment advisers to act as sub-advisors (“Sub-Advisors”) with respect to one or more Funds.”;

d.	please replace the fifth sentence with “The Sub-Advisors will be registered under the Advisers Act”; and

e.	if accurate, please add the following as the last sentence of the paragraph, “The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract.”

We have made the requested changes.
     22. On page 8, please delete subsection E.
We have made the requested change.
     23. On page 8, in the heading for subsection F, please insert “Initial” before “Fund.”
We have made the requested change.
     24. On pages 8-9, in the carryover paragraph:
a.	please replace the first sentence with “The index provider for the Initial Fund’s Underlying Index is ISBC LLC, sometimes referred to as ISBC/SPADE Indexes.”; and

b.	please replace the second sentence with “The Initial fund will be entitled to use the Spade Oklahoma Index pursuant to either a licensing agreement with ISBC LLC or a sub-licensing arrangement with the Advisor, which will have a licensing agreement with ISBC LLC.”
We have made the requested changes.
     25. On pages 8-9, in footnote 5:
a.	in the first sentence, please replace “The Index Provider” with “Any entity that compiles, creates, sponsors or maintains an Underlying Index (‘Index Provider’)”;

b.	in the second sentence, please replace “the SPADE Oklahoma” with “an Underlying”; and

c.	after the second sentence, please delete the remainder of the footnote.
We have made the requested changes.
     26. On page 9, in the first full sentence, please insert “is or” before “will be.”
We have made the requested change.
     27. On page 10, in the first full paragraph:
a.	at the beginning of the paragraph, if accurate, please insert “The respective investment objective of each Fund will be to seek to track the performance, before fees and expenses, of a domestic equity securities index. At least 80% of each fund’s assets will be invested in the component securities (‘Component Securities’) of its Underlying Index or investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index”;

b.	in line 1, please replace “The Fund’s investment objective is” with “The investment objective of the Initial Fund is”;

c.	in line 3, please replace “fund” with “Funds” and insert “Initial” before “Fund”; and

d.	in line 4, please insert “Initial” before “Fund” and replace “investment” with “invest.”
          We have made the requested changes and conformed the remaining discussion under this heading to precedent.
     28. On page 10, regarding the discussion of the Initial Fund’s replication strategy in subsection H, we note that an index fund using a replication strategy invests in the component securities of its underlying index in the same approximate proportions as the index. Applicants’ statement that the Initial Fund may invest 10% of its assets in non-component securities appears to be inconsistent with a replication strategy. Please reconcile this apparent inconsistency or delete the fifth sentence of the first paragraph of subsection H.
The discussion has been reconciled in conformance with precedent.
     29. On page 10, regarding the discussion of the utilization of a sampling strategy in the second paragraph of subsection H, please conform the discussion to precedent.
We have made the requested change.
     30. On page 10, at the end of the second full paragraph, please insert:
Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to the performance of its Underlying Index.
We have made the requested change.
     31. On pages 10-11, please delete the carryover paragraph, subsection I, and subsection J.
We have made the requested change.
     32. On page 11, in the fourth full paragraph on the page, please revise the last sentence to read “...which is defined as any day that Funds are required to be open...”

We have made the requested change.
     33. On page 12, in line 4, please replace “price and yield performance of the SPADE Oklahoma” with “performance, before fees and expenses, of the Underlying.”
We have made the requested change.
     34. On page 12, in line 7, please delete “it is presently expected that.”
We have made the requested change.
     35. On page 13, in lines 15-16, please replace “the SPADE Oklahoma” with “its Underlying.”
We have made the requested change.
     36. On page 13, in the carryover sentence in footnote 6, please replace “SAI” with “statement of additional information (‘SAI’).”
We have made the requested change.
     37. On page 14, please replace the first full paragraph with:
The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in each Fund’s prospectus (“Prospectus”).
We have made the requested change.
     38. On page 14, please delete the second full paragraph.
We have made the requested change.
     39. On page 15, in the full paragraph:
a.	in line 15, please replace “creating” with “purchasing”; and

b.	please delete the last sentence.
We have made the requested changes.
     40. On page 16, in the second paragraph, in line 4, please add “along with the Balancing Amount” after “(the ‘Creation List’).”
We have made the requested change.
     41. On pages 16-17, in the carryover paragraph, in lines 5-6 and 7-8, in each instance, please replace “the SPADE Oklahoma” with “an Underlying.”

We have made the requested changes.
     42. On page 17, in the full paragraph, in line 15, please replace “the SPADE Oklahoma” with “its Underlying.”
We have made the requested change.
     43. On page 18, in the second paragraph, please delete the last sentence.
We have made the requested change.
     44. On page 19, please add the following sentence at the end of the first full paragraph:
The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders.
We have made the requested change.
     45. On page 19, please delete the second full paragraph.
We have made the requested change.
     46. On pages 20-21, please delete subsection 4.
We have made the requested change.
     47. On page 21, in the last line of the first full paragraph, please replace “on an Exchange” with “in the secondary market.”
We have made the requested change.
     48. On page 22, in the carryover paragraph at the bottom of the page, after “Redemption List” in line 3, please add “because the Redemption List will identify Fund Securities currently held in the Fund’s portfolio and the Creation List will identify securities to be added to the portfolio.”
We have made the requested change.
     49. On page 22, please add the following sentence at the end of footnote 9:
Similarly, any Sub-Advisor will also have a code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.
We have made the requested change.
     50. On page 22, please replace footnote 10 with:

Such differences would occur only under limited circumstances, such as during periods of change in the composition of an Underlying Index.
We have made the requested change.
     51. On page 23, please delete the first four sentences of the paragraph starting on the page.
We have made the requested change.
     52. On page 24, please delete subsection N.
We have made the requested change.
     53. On page 25, in the first full paragraph, after the second sentence, please delete the remainder of the paragraph.
We have made the requested change.
     54. On page 26, in the first full paragraph, please replace the last sentence with:
Each Fund’s NAV will be calculated and disseminated daily.
We have made the requested change.
     55. On page 26, please replace the second paragraph with:
The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to each Fund’s listing Exchange. The intraday indicative value (the “IIV”) which is an amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be disseminated every 15 seconds during the regular trading hours of the listing Exchange. The listing Exchange will not be involved in, or responsible for, the calculation of the IIV nor will it guarantee the accuracy or completeness of the IIV. The Funds will not be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy. The value of each Fund’s Underlying Index will be disseminated every 15 seconds through the trading day.1 Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities as well as information regarding the Balancing Amount. In addition, a website that will include each Fund’s Prospectus and SAI, information about the Funds and their Underlying Indices, the prior Business Day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (the “Bid/Ask Price”)

[1]	See, e.g., NYSE Arca Equities Rule 5.2(j)(3), Commentary .01.

and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the SPADE Oklahoma Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange on which the Fund Shares are listed for trading. The Funds’ listing Exchange also intends to disseminate a variety of data about each Fund on a daily basis such as Fund Shares outstanding and NAV by means of CTA and CQ High Speed Lines.
We have made the requested change.
     56. On page 27, in the second paragraph, in the first sentence, please replace “Applicant” with “Applicants.” Please make corresponding changes on pages 31 and 32.
We have made the requested changes.
     57. On page 28, in the first paragraph:
a.	in line 4, please insert “or ‘ETF’” after “‘exchange-traded fund’”; and

b.	in line 5, please insert “‘ETF’” after “‘exchange-traded fund’.”
We have made the requested changes.
     58. On page 30, in the carryover paragraph at the top of the page:
a.	in line 1, please replace “the SPADE Oklahoma Index value” with “the value of an Underlying Index”;

b.	in line 10, please replace “the SPADE Oklahoma Index” with “the Underlying Index”;

c.	in line 12, please replace “SPADE Oklahoma Index was terminated. In the event the provider of the Index” with “Underlying Index was terminated. In the event the Index Provider”;

d.	in line 13, please replace “such Index” with “such Underlying Index”; and

e.	in line 14, please insert “Underlying” before “Index.”
We have made the requested changes.
     59. On page 31, in the first paragraph under subsection T:

a.	in line 1, please replace “on discussion with the AMEX, the Advisor and the Sub-Advisor” with “on the experience of prior ETFs and discussion with the Advisor”; and

b.	in lines 18-19, please delete “on the floor of the Exchange.”
We have made the requested changes.
     60. On page 32, in the carryover paragraph at the tope of the page:
a.	in line 4, please replace “the SPADE Oklahoma Index” with “the relevant Underlying Index”; and

b.	at the end of the paragraph, please insert “The price at which Fund shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Fund Shares in Creation Unit Aggregations which should ensure that Fund Shares will not trade at a material discount or premium to their NAV.
We have made the requested changes.
     61. On page 33, please revise the second full paragraph so that it tracks the language used in the bullet points on page 2 with such adjustments as may be necessary to account for defined terms.
We have made the requested change.
     62. On pages 33-34, in the carryover sentence, please replace “Except with respect to the exemptive relief requested from Sections 12(d)(1))(A) and 12(d)(1)(B), the exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides...” with “Section 6(c) of the Act provides...”
We have made the requested change.
     63. On page 34, in the first full paragraph, in lines 4 and 7, in each instance, please replace “Oklahoma-based” with “domestic.”
We have made the requested changes.
     64. On pages 34-35, in the carryover paragraph:
a.	please revise the last sentence by adding “and Section 12(d)(1)(J)” after “Section 6(c)” and move it to the end of the immediately preceding paragraph; and

b.	please delete the rest of the carryover paragraph.

We have made the requested changes.
     65. On page 35:
a.	please delete the first full paragraph;

b.	in the second full paragraph, in line 2, please insert “also” before “requested”; and

c.	in the first line of the quotation of section 17(b) of the Act, please replace “transaction ... are” with “transaction, including the consideration to be paid or received, are.”
We have made the requested changes.
     66. On pages 36-37, please implement the changes below, then move the first full paragraph on page 36 through the end of the first full paragraph on page 37 (i.e., “Applicants request an order .... companies evolves over time.”) to page 51 after the second full paragraph.
a.	On page 36, in the first full paragraph:
i.	in line 5, please insert “not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are” before “not part of the”;

ii.	in line 7, please replace “12(d)(1)(A) and (B)” with “12(d)(1)(A). Investing Funds do not include the Funds.”; and

iii.	please delete the last sentence.
b.	On page 36, in the second full paragraph:
i.	in line 2, please move “(‘Brokers’)” to after “registered under the Exchange Act”; and

ii.	in line 3, please delete “that are traded on one or more Exchanges.”
c.	On page 36, please delete the third and fourth full paragraphs.

d.	On pages 36-37, in the carryover paragraph:
i.	please replace the first sentence with, “To ensure that Investing Funds comply with the terms and conditions of the requested relief from Section 12(d)(1) of the Act, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a written agreement with the Fund regarding the terms of such Investing Fund’s investment (‘Participation Agreement’)”; and

ii.	at the end of the paragraph, please insert “Applicants are also seeking relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Fund Shares to, and redeem its Fund Shares from, an Investing Fund that owns 5% or more of the Fund Shares of such Fund.”
We have made the requested changes.
     67. On page 37, in the heading for section IV, please replace “Orders” with “Order.”
We have made the requested change.
     68. On page 38, in the second full paragraph, in lines 3-4, please replace “listing on the Exchange” with “listing on an Exchange.” We note that the term “Exchange” can refer to a number of entities. Please make conforming changes, where necessary, throughout the application by replacing references to “The Exchange” with “a listing Exchange” or “an Exchange” as applicable.
We have made the requested changes.
     69. On page 39, please delete the ellipsis in the quotation from Section 22(d) of the Act, and add the remainder of the quoted sentence.
We have made the requested change.
     70. On pages 40-41, in the carryover paragraph:
a.	please delete the third sentence and accompanying footnote; and

b.	please delete the last two sentences (i.e., “Outside market forces ... of other ETFs.”).
We have made the requested changes.
     71. On pages 41-42, please delete the carryover paragraph.
We have made the requested change.
     72. On page 42, in the last sentence of the first full paragraph, please insert “under Section 6(c)” after “an order of exemption.”
We have made the requested change.

     73. On page 45, please revise the carryover sentence at the tope of the page to read “...ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds.”
We have made the requested change.
     74. On page 45, in the carryover paragraph at the bottom of the page, in line 2, please replace “the SPADE Oklahoma Index” with “its Underlying Index.”
We have made the requested change.
     75. On pages 47-48, please delete subsection 2.
We have made the requested change.
     76. On page 50:
a.	please delete the last sentence of the first full paragraph; and

b.	in the second full paragraph, in line 5, please delete “, similar to the Exchange rule described above,.”
We have made the requested changes.
     77. On page 53, in the carryover paragraph at the bottom of the page:
a.	please delete the heading (“Threat of Large-Scale Redemptions”);

b.	please revise the first sentence to read “Certain of Applicants’ proposed...”;

c.	after the first sentence, please insert “Applicants will take steps to ensure that the Investing Funds enter into a Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A).”; and

d.	in line 4, please insert “(individually or in the aggregate)” after “to control.”
We have made the requested changes.
     78. On page 54, in the first full paragraph, in line 7, please replace “promoter and principal underwriter” with “promoter or principal underwriter.”
We have made the requested change.
     79. At the top of page 55, please delete the heading and the first two paragraphs.

We have made the requested change.
     80. On page55, in the third full paragraph:
a.	at the beginning of the paragraph, please insert “With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.”; and

b.	in lines 2-3, please replace “including a majority of the disinterested directors or trustees” with “including a majority of the directors or trustees who are not ‘interested persons’ within the meaning of Section 2(a)(19) of the Act (‘disinterested directors or trustees’).”
We have made the requested changes.
     81. On pages 55-56, please replace the second sentence of the carryover paragraph with:
Except as provided in Condition 12, the Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, in connection with the investment by the Investing Fund in the Fund.
          Please make any necessary conforming changes throughout the application to use the defined term “Trustee.”
We have made the requested changes.
     82. On page 56, in the first full paragraph:
a.	please delete the heading (“Complex Structures”);

b.	in the first sentence, please replace “Applicants propose that each” with “In order to address concerns about complexity, each”;

c.	please insert the following footnote at the end of the first sentence “Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of fund shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.”; and

d.	please delete the second sentence.
We have made the requested changes.
     83. On page 57, before section V, please insert a new subsection F entitled “Sections 17(a), 17(b) and 6(c) of the Act” that is substantially similar, except for as modified to account for defined terms, to the section contained in the Application of NETS Trust.
We have made the requested change.
     84. On pages 57-58, please delete section V.
We have made the requested change.
     85. On page 58, in condition 1, in line 2, please replace “the Fund Shares are issued by a registered” with “Fund Shares are issued by the Funds, which are a registered.”
We have made the requested change.
     86. On page 59, in condition 3, in line 1, please replace “open-end fund” with “open-end investment company.”
We have made the requested change.
     87. On page 59, in condition 4, in line 3, please replace “business day’s” with “Business Day’s.”
We have made the requested change.
     88. On pages 59-60, in condition 5, in line 8, please replace “Oklahoma” with “relevant Underlying Index.”
We have made the requested change.
     89. After condition 6, please insert the following condition 7, renumber the remaining conditions, and make conforming changes, where necessary, throughout the application in places that refer to the conditions by their number:
The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.
We have made the requested changes.
Please note, the following comments refer to the conditions by their number in the second amended application.
     90. On page 60, in condition 7:
a.	in line 3, please replace “the SubAdvisor Group” with “an Investing Fund’s SubAdvisor Group”;

b.	in lines 5 and 7, in both instances, please replace “voting securities of the Fund” with “Fund Shares”;

c.	in line 6, please replace “SubAdvisor Group” with “an Investing Fund’s SubAdvisor Group”;

d.	in line 8, please replace “shares of the Fund” with “Fund Shares”;

e.	in lines 9-10, please replace “Fund’s shares” with “Fund Shares” and “the SubAdvisor Group with respect to the Fund for which” with “an Investing Fund’s SubAdvisor Group if”;

f.	in line 11, please insert “Fund” after “Investing”; and

g.	in line 12, please replace “2(a)(20)A” with “2(a)(20)(A).”
We have made the requested changes.
     91. On page 61, in condition 10:
a.	in line 1, please replace “the securities of the Fund exceed” with “Fund Shares exceeds”; and

b.	please revise lines 2-3 to read, “...12(d)(1)(A)(i) of the Act, the board of directors of a Fund (‘Board’) including a majority of directors who are not ‘interested persons’ within the meaning of Section 2(a)(19) of the Act (‘disinterested Board members’), will determine that...”
We have made the requested changes.
     92. On pages 62-63, in condition 13, in line 15, please replace “change” with “changed.”
We have made the requested change.
     93. On page 63, in condition 14, in line 7, please replace “the securities of the Fund...limits” with “Fund Shares...limit.”
We have made the requested change.
     94. On pages 63-64, in condition 15:

a.	in line 7, please insert “the limit in” after “excess of”; and

b.	in line 8, please replace “transit” with “transmit” and insert “the” after “of.”
We have made the requested changes.
     95. On page 64, in condition 16, in line 6, please replace “the Fund.” With “any Fund in which the Investing Management Company may invest.”
We have made the requested change.
     96. On page 64, in condition 17, in line 2, please replace “fund or funds” with “fund of funds.”
We have made the requested change.

Very truly yours,

David J. Ketelsleger
DJK:yw